UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Schedule 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

ICON Cash Flow Partners L.P. Seven
(Name of Subject Company)

ICON Cash Flow Partners L.P. Seven
(Name of Person(s) Filing Statement)
Units of Limited Partnership Interests
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)

Joel S. Kress
Senior Vice President and General Counsel
ICON Capital Corp.
100 Fifth Avenue, Fourth Floor
New York, New York 10011
(212) 418-4700
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Deborah Schwager Froling, Esquire
Arent Fox PLLC
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
(202) 857-6075

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 4. The Solicitation or Recommendation.
Item 8. Additional Information.

     The purpose of this amendment is to amend and supplement Items 3, 4 and 7 in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9) previously filed by ICON Cash Flow Partners L.P. Seven (the “Partnership”) on June 2, 2006.
     All of the information in the Schedule 14D-9 is incorporated in this Amendment No. 1, except that such information is hereby amended or supplemented to the extent specifically provided herein. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     The first sentence of the first paragraph of Item 3 on page 2 of the Schedule 14D-9 is hereby amended by deleting the phrase “to the knowledge of the Partnership.”
Item 4. The Solicitation or Recommendation.
     1. The third sub-bullet point on page 4 of the Schedule 14D-9, beginning with the words “The fact that the Offer Price” is amended and supplemented by adding the following sentences after the last sentence:
     “In addition, if any distribution is made between the commencement of the Offer and the expiration date, the amount of such distribution will be deducted from the Offer Price. If any distribution is made after a Holder tenders and such Units are purchased, such distributions would be relinquished to MacKenzie Patterson.”
     2. The second bullet point on page 4 of the Schedule 14D-9, beginning with the words “MacKenzie Patterson did not attach” is amended and supplemented by adding the following sentence after the last sentence:
     “However, under the federal and state securities laws and the rules promulgated by the Securities and Exchange Commission thereunder, MacKenzie Patterson could be held liable for damages if their statements with respect to either the adequacy of funds necessary to complete this Offer and their other current or any future offers are inaccurate or misleading.”
     3. The third bullet point on page 4 of the Schedule 14D-9, beginning with the words “The depositary for the Offer” is amended and supplemented by adding the following sentence after the last sentence:
     “This risk may be mitigated by the fact that MacKenzie Patterson’s access to the Units prior to the expiration date and acceptance will not include any rights (including voting and dispositive rights).”
     4. The fourth bullet point on page 4 of the Schedule 14D-9, beginning with the words “The Offer can be extended” is amended and supplemented by deleting the last sentence in its entirety and replacing it with the following sentence:

     “Notwithstanding the fact that Holders may withdraw their Units prior to the expiration of any extension of the Offer, Holders that tender may have to wait for a year or more before such Units are actually accepted for payment and such payment is made.”
     5. The third bullet point on page 5 of the Schedule 14D-9, beginning with the words “The General Partner’s continuing commitment” is deleted in its entirety.
Item 8. Additional Information.
     The first paragraph of Item 8 on page 7 of the Schedule 14D-9 is amended and supplemented by adding the following sentences after the first sentence of such paragraph:
     “Section 6.1(b)(iii) of the Partnership Agreement grants the General Partner the sole and absolute discretion to refuse to admit any assignee or transferee of Units as a Substitute Limited Partner. The fact that MacKenzie Patterson will not be accepted as a Substitute Limited Partner means, among other things, that they will not obtain any right to vote the Units tendered under the Partnership Agreement.”

2

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Date: June 7, 2006	ICON CASH FLOW PARTNERS L.P. SEVEN
	By:	ICON CAPITAL CORP., its General Partner

By:	/s/ Thomas W. Martin
Chief Operating Officer